

September 21, 2012

Via E-Mail
Mr. Chris Bateman
Chief Financial Officer
Turquoise Hill Resources Ltd.
Suite 654-999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1

> **Re:** **Turquoise Hill Resources Ltd. (Formerly Ivanhoe Mines Ltd.)**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **Response dated August 17, 2012**
> **File No. 001-32403**

Dear Mr. Bateman:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

General

1. We note that Exhibits 99.2 and 99.3 which relate to the Consolidated Financial Statements and to the Management's Discussion and Analysis of Financial Condition and Results of Operations, respectively, are both incorporated by reference from Form 6-K furnished on March 21, 2012. General Instructions B(5) to Form 40-F requires information incorporated by reference, that was not previously filed with the Commission, to be attached as an exhibit and filed with the Form 40-F. As such, it will be necessary for you to amend your Form 40-F to attach and file your Consolidated Financial Statements and the Management's Discussion and Analysis of Financial Condition and Results of Operations as exhibits. You may also refer to

the requirements of Rule 303(b) of Regulation S-T for clarification.

<u>Exhibit 99.1 Annual Information Form for the Year Ended December 31, 2011</u>

<u>Ovoot Tolgoi Complex, page 71</u>

2.   We note your disclosure in this section regarding the Ovoot Tolgoi coal mine which is Southgobi's flagship producing operation, your only source of revenue, and represents 20 % of the asset value of your company. Please disclose all reserves/resources for your coal and other properties.

3.   For each of your mines, provide the disclosures required by Industry Guide 7 (b). In particular, provide a brief discussion of:

- The coal beds of interest, including minable coal thickness.

- The description and capacities of the mine, mining equipment used and other infrastructure facilities present.

- A list of your coal processing and/or handling facilities.

- The road, barge and/or railroad access to each of your properties.

- The present condition of the mine.

- Material events of interest concerning the mine, adverse or otherwise within the last three years.

- Any mine expansions, contractions or decommissioning within the last three years.

- Any planned expansions or reductions in mining.

- Any joint ownership.

- Any use of mining contractors.

4. In a table, disclose the proven and probable reserves separately as defined in Industry Guide 7 for each mine.

    - Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."

    - Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the Btu per pound and sulfur content. Do not report Btu content as "dry," but include natural moisture in the calculation.

    - If coal is reported as tonnes in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.

    - In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."

    - Provide totals to the table where appropriate

    - Disclose your percentage of compliance and non-compliance coal.

5. Insert a small-scale map showing the location and access to your coal property into your filing. See Item 102 (3) (B) of Regulation S-K. Briefly describe the road, barge and/or railroad access to each of your properties in the text. Please note that SEC's EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Kazakhstan, page 73

6. We note the Altynalmas released the results of an independent feasibility study for its Kyzyl Gold Project. Please disclose the results of the feasibility study along with the resources/reserves in your annual information form.

<u>Australia, page 73</u>

7.   We note your disclosure of the Osborne Project, the Merlin Project, and the Mount Dore
        Project. Please disclose the resources/reserves for theses mining projects.

        You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Accounting
Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial
statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202)
551-3718 if you have questions regarding engineering comments.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining